UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BioDrain Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09071P109
(CUSIP Number)

SOK Partners LLC

122 Willow Street

Brooklyn, New York  11217

Attn:  Dr. Samuel Herschkowitz

(718) 624-6277

with copies to:

Goodwin Procter llp

620 Eighth Avenue

New York, New York  10018

Attn:  Jeffrey A. Legault, Esq.

(212) 813-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: SAMUEL HERSCHKOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,044,308
	8	SHARED VOTING POWER 14,727,416
	9	SOLE DISPOSITIVE POWER 13,044,308
	10	SHARED DISPOSITIVE POWER 14,727,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,071,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%[1]
14	TYPE OF REPORTING PERSON IN

1 Calculated based upon 71,036,855 shares of the Issuer’s common stock outstanding, which include (i) 61,847,901 shares of common stock outstanding as of June 6, 2012, as reported by the Issuer to the Reporting Persons, (ii) the 3,692,308 shares of common stock issuable upon the conversion of the outstanding principal amount under the First Note, as more fully described in Item 3 below, and (iii) the 5,496,646 shares of common stock issuable upon conversion of the current outstanding principal amount of $357,282 under the Grid Note, as more fully described in Item 3 below.

1	NAME OF REPORTING PERSON: JOSHUA KORNBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,000
	8	SHARED VOTING POWER 14,727,416
	9	SOLE DISPOSITIVE POWER 300,000
	10	SHARED DISPOSITIVE POWER 14,727,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,071,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%[2]
14	TYPE OF REPORTING PERSON IN

2 See Footnote 1.

1	NAME OF REPORTING PERSON: SOK PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW JERSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,727,416
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,727,416
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,071,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%[3]
14	TYPE OF REPORTING PERSON OO

3 See Footnote 1.

1	NAME OF REPORTING PERSON: ATLANTIC PARTNERS ALLIANCE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,727,416
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,727,416
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,071,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%[4]
14	TYPE OF REPORTING PERSON OO

4 See Footnote 1.

This Amendment No. 4 is filed by Samuel Herschkowitz, Joshua Kornberg, SOK Partners, LLC and Atlantic Partners Alliance LLC (collectively, the “Reporting Persons”), and amends and supplements the statement on Schedule 13D (the “Statement”) originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 6, 2012, Amendment No. 1 thereto filed with the SEC on April 17, 2012, Amendment No. 2 thereto filed with the SEC on April 24, 2012, and Amendment No. 3 thereto filed with the SEC on May 17, 2012, with respect to the common stock, par value $0.01 per share (the “Shares”), of BioDrain Medical, Inc., a Minnesota corporation (the “Issuer”).  All references herein to the Statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented by Amendment No. 1 thereto, Amendment No. 2 thereto, Amendment No. 3 thereto, and hereby.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Statement, and unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

The Reporting Persons previously entered into the Joint Filing Agreement, a copy of which was filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference thereto.

Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Act.

Item 1.	Security and Issuer.

Response unchanged.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced in its entirety as follows:

Mr. Kornberg was issued 300,000 Shares on or about March 9, 2012 pursuant to a Letter Agreement, dated as of March 13, 2012, between Mr. Kornberg and the Issuer (the “March 13 Letter Agreement”), as compensation for services rendered to the Issuer.

Pursuant to the terms of an Amended and Restated Note Purchase Agreement, dated as of December 20, 2011, between Dr. Herschkowitz and the Issuer (the “First Note Purchase Agreement”), in exchange for a loan in cash in the amount of $240,000 from Dr. Herschkowitz to the Issuer, the Issuer issued to Dr. Herschkowitz a Convertible Promissory Note (the “First Note”), dated December 20, 2011, in the original principal amount of $240,000.  The First Note is convertible, in part or in full and at any time during which the First Note remains outstanding, into a number of Shares equal to the outstanding principal amount of the First Note divided by $0.065 per Share, subject to adjustment for certain events.

As long as any amount payable under the First Note remains outstanding, Dr. Herschkowitz or his designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the Board upon request.  Pursuant to this authority, Josh Kornberg was appointed to the Board on March 9, 2012.  Under the First Note Purchase Agreement, Dr. Herschkowitz may be entitled to receive additional Shares as compensation for the attendance by his nominee at board of directors meetings, should he elect to receive such compensation in Shares in lieu of cash.

Pursuant to the First Note Purchase Agreement, the Issuer has issued to Dr. Herschkowitz an equity bonus consisting of 1,600,000 Shares, and is required to register such Shares under the Securities Act of 1933, as amended, under an effective registration statement on Form S-1 by March 15, 2012, but such registration has not yet occurred.  An additional 7,500,000 were issued to Dr. Herschkowitz as a penalty upon the occurrence of an event of default under the First Note.

As of the date hereof, the First Note is convertible into 3,692,308 Shares.  Dr. Herschkowitz used available personal funds to acquire the First Note from the Issuer.

Pursuant to the terms of a Note Purchase Agreement, dated as of March 28, 2012, between SOK Partners LLC (“SOK Partners”) and the Issuer (the “SOK Note Purchase Agreement”), in exchange for a loan in cash of up to $600,000 from SOK Partners to the Issuer, the Issuer issued to SOK Partners a Convertible Promissory Grid Note (the “Grid Note”), dated March 28, 2012, in the original principal amount of up to $600,000.  The Grid Note is convertible, in part or in full and at any time during which the Grid Note remains outstanding, into a number of Shares equal to the outstanding principal amount of the Grid Note divided by $0.065, subject to adjustment for certain events.

As of the date hereof, the outstanding principal amount under the Grid Note is $357,282 and is convertible into 5,496,646 Shares.  SOK Partners used its working capital to acquire the Grid Note from the Issuer.

As long as any amount payable under the Grid Note remains outstanding, SOK Partners or its designee is entitled to appoint a special advisor to the Issuer’s board of directors, who will be appointed as a member of the board upon request.  In addition, the Issuer is required to issue two installments of an equity bonus to SOK Partners in the form of Shares valued at the rate of $0.065 per Share.  The Issuer has issued to SOK Partners such two installments, in each case consisting of 4,615,385 Shares per installment.

Until the maturity date of the Grid Note, if the Issuer obtains financing from any other source without the consent of SOK Partners, then the Issuer is required to issue additional bonus equity with an aggregate value of $600,000 (assuming a value per Share of $0.065) less the aggregate advances under the Grid Note made prior to such time.

The foregoing descriptions of the March 13 Letter Agreement, the First Note Purchase Agreement, the First Note, the SOK Note Purchase Agreement and the Grid Note do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the March 13 Letter Agreement, listed in Exhibit 99.2 hereto, is incorporated herein by reference.  The First Note Purchase Agreement and form of First Note, listed in Exhibit 99.3 hereto, is incorporated by reference into Exhibit 10.24 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 3, 2012.  A copy of the SOK Note Purchase Agreement and the form of Grid Note, listed as Exhibit 99.4 hereto, is incorporated by reference into Exhibit 10.23 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2012.

Item 4.	Purpose of Transaction.

Response unchanged.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and replaced in their entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)), in the aggregate, 28,071,724 Shares (including Shares issuable upon the conversion of the amounts outstanding under the First Note and the Grid Note), representing approximately 39.5% of the outstanding Shares (calculated based upon 71,036,855 Shares outstanding, which include (i) 61,847,901 Shares outstanding as of June 6, 2012, as reported by the Issuer to the Reporting Persons, (ii) the 3,692,308 Shares issuable upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and (iii) the 5,496,646 Shares issuable upon the conversion of the currently outstanding principal amount of $357,282 under the Grid Note (as described in Item 3)).

(b)  Dr. Herschkowitz is the record holder of 9,352,000 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 3,692,308 Shares issuable upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of such Shares.  Dr. Herschkowitz, by virtue of his relationship with SOK Partners, Atlantic Partners and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,230,770 Shares which SOK Partners directly beneficially owns, the 5,496,646 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $357,282 under the Grid Note (as described in Item 3), and the 300,000 Shares which Joshua Kornberg directly beneficially owns.  Because he is one of the two members of Atlantic Partners, Dr. Herschkowitz may be deemed to have shared voting power and shared dispositive power with Mr. Kornberg with respect to the 9,230,770 Shares which SOK Partners directly beneficially owns and the 5,496,646 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $357,282 under the Grid Note (as described in Item 3).

Mr. Kornberg is the record holder of 300,000 Shares and has sole voting power and sole dispositive power with respect to all of such Shares.  Mr. Kornberg, by virtue of his relationship with SOK Partners, Atlantic Partners and Dr. Herschkowitz as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,230,770 Shares which SOK Partners directly beneficially owns, the 5,496,646 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $357,282 under the Grid Note (as described in Item 3), the 9,352,000 Shares which Dr. Herschkowitz directly beneficially owns, and the 3,692,308 Shares issuable to Dr. Herschkowitz upon the conversion of the outstanding principal amount under the First Note (as described in Item 3).  Because he is one of the two members of Atlantic Partners, Mr. Kornberg may be deemed to have shared voting power and shared dispositive power with Dr. Herschkowitz with respect to the 9,230,770 Shares which SOK Partners directly beneficially owns and the 5,496,646 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $357,282 under the Grid Note (as described in Item 3).

SOK Partners is the record holder of 9,230,770 Shares, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 5,496,646 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $357,282 under the Grid Note (as described in Item 3), and has sole voting power and sole dispositive power with respect to all of such Shares.  SOK Partners, by virtue of its relationship with Dr. Herschkowitz and Mr. Kornberg as described in Item 2, may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,352,000 Shares which Dr. Herschkowitz directly beneficially owns, the 3,692,308 Shares issuable to Dr. Herschkowitz upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

Atlantic Partners is not the record holder of any Shares.  By virtue of its being the sole member of SOK Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,230,770 Shares which SOK Partners directly beneficially owns and the 5,496,646 Shares issuable to SOK Partners upon the conversion of the currently outstanding principal amount of $357,282 under Grid Note (as described in Item 3).  Because Dr. Herschkowitz and Dr. Kornberg are the two members of Atlantic Partners, Atlantic Partners may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Act) the 9,352,000 Shares which Dr. Herschkowitz directly beneficially owns, the 3,692,308 Shares issuable to Dr. Herschkowitz upon the conversion of the outstanding principal amount under the First Note (as described in Item 3), and the 300,000 Shares which Mr. Kornberg directly beneficially owns.

As of the date hereof, none of the Reporting Persons owns any Shares other than the Shares described in this Statement.

Item 5(c) is hereby amended and supplemented with the following:

On each of May 21, 2012 and May 23, 2012, SOK Partners made an advance of $25,000 to the Issuer under the Grid Note.  Such advances in the aggregate amount of $50,000 are convertible under the Grid Note into 769,231 Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Response unchanged.

Item 7.	Material to be Filed as Exhibits.

Response unchanged.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 7, 2012

SAMUEL HERSCHKOWITZ

/s/ Samuel Herschkowitz
Samuel Herschkowitz

JOSHUA KORNBERG

/s/ Joshua Kornberg
Joshua Kornberg

SOK PARTNERS LLC

By:	Atlantic Partners Alliance LLC, its sole member

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President

ATLANTIC PARTNERS ALLIANCE LLC

By:	/s/ Samuel Herschkowitz
Name: Samuel Herschkowitz
Title: President